Exhibit 99.3

EXECUTION VERSION

*** Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[Redacted]”) in this exhibit. ***

CONVERTIBLE NOTE

THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE AND THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE WILL BE ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM, AND, ACCORDINGLY, MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY IN COMPLIANCE WITH THAT LOCK-UP AGREEMENT BETWEEN THE ISSUER AND THE INITIAL NOTEHOLDER AND (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (III) TO THE COMPANY, OR (IV) PURSUANT TO AN ORDINARY COURSE PLEDGE SUCH AS A BROKER LIEN OF ACCOUNT PROPERTY GENERALLY, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TRANSFER RESTRICTIONS DESCRIBED IN THIS CERTIFICATE. ANY ATTEMPT TO TRANSFER, SELL, PLEDGE OR HYPOTHECATE THE SECURITIES EVIDENCED HEREBY IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.

CANGO INC.

CONVERTIBLE NOTE

Issuance Date: April 1, 2026	Original Principal Amount: US$10,000,000.00

(the “Issuance Date”)

FOR VALUE RECEIVED, Cango Inc., a Cayman Islands exempted company whose registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands and whose Class A ordinary shares are listed on the NYSE under the symbol “CANG” (the “Issuer”), hereby promises to pay to DL Holdings Group Limited, a Cayman Islands exempted company whose registered office is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 1709), or its permitted assigns (in its capacity as the sole holder of this Note (as defined below) on the Issuance Date, the “Initial Noteholder” and together with each other Person that becomes a holder of a note issued pursuant to the terms of this Note, collectively, the “Noteholder”), subject to the terms and conditions set forth herein, the amount set forth above as the Original Principal Amount (as increased or reduced pursuant to the terms hereof pursuant to PIK Amounts, redemption, conversion or otherwise in accordance with the terms of this Note, the “Principal”) when due, whether upon the Maturity Date, or upon acceleration, redemption or otherwise (in each case, in accordance with the terms hereof) and to pay interest (“Interest”) (if any) on any outstanding Principal on each Interest Date pursuant to the terms set forth herein until the same becomes due and payable, whether upon the Maturity Date or upon acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Note (including the Annex attached hereto and any convertible note issued in exchange, transfer or replacement hereof in accordance with Section 11, this “Note”) is issued pursuant to the Securities Purchase Agreement (the “Securities Purchase Agreement”) dated as of April 1, 2026 between the Issuer and the Initial Noteholder, as amended from time to time. Certain capitalized terms used herein and not otherwise defined herein (including in Annex A (the “Definitions Annex”)) shall have the meanings ascribed to such terms in the Securities Purchase Agreement.

1.	Payments Of Principal; Maturity Date.

(a)	To the extent not earlier converted or redeemed pursuant to the terms of this Note, on the Maturity Date, the Issuer shall pay to the Noteholder an amount in cash in U.S. Dollars representing all outstanding Principal, together with all accrued and unpaid Interest (if any) on such Principal on the Maturity Date.

(b)	The “Maturity Date” shall be the date that is two (2) years after the Issuance Date (the “Original Maturity Date”), which may be further extended (i) once to the date that is three (3) years after the Issuance Date at the option of the Noteholder by delivering a written notice to the Issuer no later than thirty (30) days prior to the Original Maturity Date, and/or (ii) to a date mutually agreed between the Issuer and the Noteholder after the Issuer provides written notice of its intention to extend the Maturity Date, upon which both parties shall discuss such extension in good faith.

2.	Interest; Default Rate.

(a)	No Interest shall accrue hereunder unless and until an Event of Default (as defined below) has occurred. From and after the occurrence and during the continuance of any Event of Default, Interest shall (i) accrue hereunder at six percent (6%) per annum (the “Default Rate”), (ii) be computed on the basis of a 360-day year and twelve 30-day months, (iii) be payable in arrears on the first Trading Day of each such calendar month in which Interest accrues hereunder (each, an “Interest Date”), and (iv) be payable, at the election of the Issuer, in cash or in kind (in accordance with Section 2(b) below). In the case of a conversion in accordance with Section 5 or a redemption in accordance with Section 6, in each case, prior to the payment of Interest on an Interest Date, accrued and unpaid Interest on this Note as of the date of any such event shall be payable by way of inclusion of such Interest in the Optional Conversion Amount or the Optional Redemption Price, as applicable, on the applicable Optional Conversion Date or Redemption Date. In the event that such Event of Default is subsequently cured or waived in writing by the Noteholder (and no other Event of Default then exists (including, without limitation, for the Issuer’s failure to pay such Interest at the Default Rate on the applicable Interest Date)), Interest shall cease to accrue hereunder as of the calendar day immediately following the date of such cure or waiver; provided that the Interest as calculated and unpaid during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure or waiver of such Event of Default.

(b)	Subject to Applicable Law, at any time Interest is due and payable hereunder, such Interest shall be paid in cash, or, at the option of the Issuer with no less than five (5) Business Days’ written notice to the Initial Noteholder for and on behalf of the Noteholders prior to the applicable Interest Date (such written notice, a “PIK Notice”), may be capitalized by adding such amounts to the aggregate outstanding principal balance of this Note then outstanding on the applicable Interest Date (each such capitalized amount a “PIK Amount”). In the absence of a PIK Notice being delivered to the Initial Noteholder at least five (5) Business Days (or such shorter period as the Initial Noteholder may reasonably agree) prior to the applicable Interest Date, Interest shall be paid in cash on the applicable Interest Date. In the event that a PIK Notice is delivered by the Issuer and Interest is capitalized, the Issuer shall update the Register to reflect the increased Principal amount that arises as a result of such capitalization of Interest.

3.	Payments Free of Taxes. Any and all payments by or on account of any obligation of the Issuer under this Note shall be made free and clear of and without withholding or deduction for any Taxes, except as required by Applicable Law. If any Applicable Law requires the deduction or withholding of any Tax from any payment under this Note, then (i) the amount payable by the Issuer shall be increased as necessary so that after such deduction or withholding has been made (including such deductions or withholdings applicable to additional sums payable under this Section 3) the Noteholder receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the Issuer shall make such deductions and (iii) the Issuer shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with Applicable Law and file all required forms in respect thereof and, at the same time, provide copies of such remittance and filing to the Noteholder.

4.	Use of Proceeds. The Issuer confirms and undertakes to the Noteholder that the proceeds of this Note shall be used for one or more of the following purposes (i) the acquisition, development, upgrade or retrofit of cryptocurrency mining farms or other cryptocurrency mining facilities; and (ii) artificial intelligence initiatives and AI data center related capital expenditures and investments of the Issuer. For the avoidance of doubt, the Issuer shall not use the proceeds of this Note for: (A) any redemptions, dividends or other distributions to any shareholders of the Issuer or (B) the repayment of any Indebtedness for borrowed money of the Issuer or any of its Subsidiaries.

5.	Conversion of Note.

(a)	Noteholder Optional Conversion Right. The Noteholder shall be entitled at its option at any time and from time to time commencing on the date that is twelve (12) months after the Issuance Date (other than at such time as any conversion rights of the Noteholder shall have been suspended pursuant to the terms of this Note) to convert all or a portion of the outstanding Principal and the accrued and unpaid Interest (if any) on this Note (collectively, the “Optional Conversion Amount”) into that number of validly issued, fully paid and non-assessable Class A Ordinary Shares equal to the Optional Conversion Amount divided by the Conversion Price. To convert any Optional Conversion Amount into Class A Ordinary Shares on any Trading Day (the date of such conversion, an “Optional Conversion Date”), the Noteholder shall deliver, for receipt by no earlier than 4:00 p.m. New York time, and no later than 11:59 p.m., New York time, on the Optional Conversion Date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the “Noteholder Conversion Notice”) to the Issuer, which Noteholder Conversion Notice shall set forth (i) the Optional Conversion Amount, (ii) the calculation of the accrued and unpaid Interest included in the Optional Conversion Amount as of the Optional Conversion Date, and (iii) the calculation of the number of Class A Ordinary Shares required to be delivered in respect of such Noteholder Conversion Notice. Notwithstanding the foregoing, the Noteholder shall be entitled at its option at any time and from time to time after the receipt of a Redemption Notice and prior to the payment of the Optional Redemption Price to exercise its conversion right under this Section 5(a) in the event that the Issuer has elected to exercise its optional redemption right under Section 6(a) by delivering a Redemption Notice to the Noteholder.

(b)	Mechanics of Conversion.

(i)	Satisfaction of Conversion. Any conversion in accordance with this Section 5 shall be deemed satisfied upon issuance of the appropriate number of Class A Ordinary Shares to the Noteholder of a book-entry position or certificate, as applicable, for the number of Class A Ordinary Shares to which it is entitled upon such conversion, registered in the name of the Noteholder on the register of members of the Issuer. For greater certainty, the Optional Conversion Date does not count as a Trading Day. The Person or Persons entitled to receive the Class A Ordinary Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Class A Ordinary Shares on the Optional Conversion Date. The Noteholder acknowledges that the Class A Ordinary Shares issued upon conversion of this Note shall be subject to the transfer restrictions contained in the Lock-up Agreement.

(ii)	Return of Note. Following a conversion of this Note in accordance with this Section 5, the Noteholder shall as soon as practicable (and in no event later than two (2) Business Days) after such conversion and at its own expense, surrender this Note to a nationally recognized overnight delivery service for delivery to the Issuer (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 12(b)), provided that, if this Note has not been physically issued or is otherwise held in book-entry form, no physical surrender shall be required, and the Noteholder shall be deemed to have surrendered this Note upon delivery of the Noteholder Conversion Notice, with the Register to serve as conclusive evidence of the outstanding Principal (if any) following such conversion. If this Note is surrendered for conversion and the outstanding Principal is greater than the Principal portion of the Optional Conversion Amount being converted, then the Issuer shall as soon as practicable (and in no event later than two (2) Business Days) after receipt of this Note and at its own expense, issue and deliver to the Noteholder (or its designee) a new Note (in accordance with Section 12(c)) representing the outstanding Principal not converted.

(iii)	The Issuer shall not issue any fraction of a Class A Ordinary Share upon any conversion. If the conversion would result in the issuance of a fraction of a Class A Ordinary Share, the Issuer shall round such fraction of a Class A Ordinary Shares down to the nearest whole share.

6.	Redemptions by the Issuer. This Note may be redeemed at the option of the Issuer on the terms and subject to the conditions set forth in this Section 6.

(a)	Optional Redemption Right. The Issuer shall be entitled to redeem (an “Optional Redemption”) all or any portion of the outstanding Principal (the “Optional Redemption Amount”) on the terms and subject to the conditions of this Section 6 for a cash price equal to the Optional Redemption Price; provided that: (i) any Optional Redemption may only be exercised if the last reported sale price of the Class A Ordinary Shares on the Principal Market has exceeded 130% of the then-effective Conversion Price for at least twenty (20) Trading Days (whether or not consecutive) during any thirty (30) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of the Redemption Notice (the “Optional Redemption Condition”); and (ii) any Optional Redemption shall be suspended, and the Issuer shall have no obligation to consummate any such Optional Redemption, at any time following delivery of a Redemption Notice, if the Noteholder’s entitlement to redemption shall have been suspended pursuant to the terms of this Note.

For the avoidance of doubt, during the period from the date of delivery of any Redemption Notice and until the corresponding Optional Redemption is completed, any Noteholder Conversion Notice duly submitted by the Noteholder pursuant to Section 6(b)(iv) shall take absolute precedence over the Issuer’s election to redeem, and the Issuer shall honor such conversion in accordance with the terms of this Note prior to effecting any Optional Redemption.

(b)	Mechanics of Redemption.

(i)	Redemption Notice. To exercise its right to make any Optional Redemption pursuant to Section 6(a), the Issuer shall deliver to the Noteholder not less than twenty (20) Business Days but no more than thirty (30) Business Days prior to a Redemption Date a copy of an executed notice of redemption in the form attached hereto as Exhibit II (the “Redemption Notice”), which Redemption Notice shall set forth (1) a confirmation that the Optional Redemption Condition has been satisfied, (2) the Optional Redemption Price, (3) the applicable Optional Redemption Amount and (4) a calculation of the accrued and unpaid Interest (if any) included in the Optional Redemption Price, in each case as of the Redemption Date; provided that the Redemption Notice may provide that the Optional Redemption is conditioned on the occurrence of another event as may be described in such Redemption Notice.

(ii)	Satisfaction of Redemption. Any redemption on a Redemption Date in accordance with this Section 6 shall be deemed satisfied upon payment of the Optional Redemption Price in cash to the Noteholder by the end of the proposed Redemption Date set forth in the Redemption Notice.

(iii)	Return of Note. Following a redemption of this Note in accordance with this Section 6, the Noteholder shall as soon as practicable (and in no event later than two (2) Business Days) after receipt of the Optional Redemption Price and at its own expense, surrender this Note to a nationally recognized overnight delivery service for delivery to the Issuer (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 12(b)), provided that, if this Note has not been physically issued or is otherwise held in book-entry form, no physical surrender shall be required, and the Noteholder shall be deemed to have surrendered this Note upon receipt of the Optional Redemption Price in full, with the Register to serve as conclusive evidence of the outstanding Principal (if any) following such redemption. If this Note is surrendered pursuant to an Optional Redemption and the outstanding Principal of this Note is greater than the Principal portion of the Optional Redemption Amount being redeemed, then the Issuer shall as soon as practicable (and in no event later than two (2) Business Days) after receipt of this Note and at its own expense, issue and deliver to the Noteholder (or its designee) a new Note (in accordance with Section 12(c)) representing the outstanding Principal not redeemed.

(iv)	Conversion Prior to Redemption. The Noteholder may convert this Note at its option pursuant to Section 5(a) hereof at any time after receipt of a Redemption Notice and prior to payment of the Optional Redemption Price. If any Optional Redemption is conditioned on the occurrence of another event, the Redemption Notice relating to such Optional Redemption shall provide that the Issuer will notify the Noteholder when such event has occurred, and the Noteholder shall have at least three (3) Business Days after receipt of such notice to exercise its option to convert this Note pursuant to Section 5(a).

(c)	Share Reservation. The Issuer shall at all times reserve and keep available out of its authorized and unissued Class A Ordinary Shares such number of Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of the entire outstanding Principal of this Note in accordance with the terms hereof.

(d)	Listing Maintenance. The Issuer shall use commercially reasonable efforts to maintain the listing of the Class A Ordinary Shares on the NYSE or another Eligible Market and shall promptly deliver to the Noteholder a copy of any written notice regarding any suspension, material non-compliance, material deficiency, material delisting risk or delisting of the Class A Ordinary Shares.

(e)	Information Undertaking. The Issuer shall promptly notify the Noteholder of any event that constitutes an Event of Default under this Note.

(f)	Change of Control Redemption Right. Upon the occurrence of any Issuer Change of Control, the Noteholder shall have the right, at its option, to require the Issuer to redeem all or any portion of the outstanding Principal of this Note for cash at the Issuer Change of Control Redemption Price (a “Issuer Change of Control Redemption”). The Issuer shall promptly, and in any event within three (3) Business Days after the occurrence of an Issuer Change of Control, deliver written notice thereof to the Noteholder. The Noteholder may exercise such redemption right by delivering written notice to the Issuer within ten (10) Business Days after receipt of the Issuer’s notice. The Issuer shall pay the applicable Issuer Change of Control Redemption Price in cash within five (5) Business Days after receipt of the Noteholder’s notice.

7.	Rights Upon Event of Default.

(a)	Events of Default. Each of the following events shall constitute an “Event of Default”:

(i)	default in the payment by the Issuer of Principal, accrued but unpaid Interest (if any) and/or any other amount due and payable by the Issuer under this Note within five (5) Business Days of becoming due and payable on the Maturity Date, a Redemption Date or upon declaration of acceleration hereunder;

(ii)	failure by the Issuer to comply with its obligation to convert this Note in accordance with the terms hereof upon exercise by the Noteholder of its conversion right in accordance with the terms hereof; provided that such failure continues for a period of five (5) Business Days after the date such conversion or issuance was required to occur;

(iii)	any material breach or material default by the Issuer in the performance or observance of or compliance with any obligations, covenants, undertakings or other terms under this Note; provided that such breach or default is incapable of remedy or, if capable of remedy, is not remedied in full within twenty (20) days from the receipt of written notice from the Noteholder of such breach or default;

(iv)	any representation, warranty, certification or statement made by or on behalf of the Issuer under this Note and/or any of the Transaction Documents shall have been incorrect, misleading or false in any material respect, unless the circumstances giving rise to such incorrect, misleading or false representation, warranty, certification or statement are capable of remedy and are remedied within twenty (20) days from the receipt of written notice from the Noteholder of such representation, warranty, certification or statement;

(v)	the Class A Ordinary Shares cease to be listed for trading on the NYSE or another Eligible Market, or trading in the Class A Ordinary Shares is suspended for more than twenty (20) consecutive Trading Days, other than a general market-wide trading halt;

(vi)	failure by the Issuer to reserve and keep available out of its authorized and unissued Class A Ordinary Shares such number of Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of the entire outstanding Principal of this Note in accordance with the terms hereof, and such failure continues for twenty (20) days from the receipt of written notice from the Noteholder of such failure;

(vii)	failure by the Issuer to redeem this Note when required pursuant to Section 6(f) above, and such failure continues for a period of five (5) Business Days after the Redemption Date;

(viii)	failure by the Issuer to comply with Section 4, and such failure continues for twenty (20) Business Days from the receipt of written notice from the Noteholder of such failure;

(ix)	commencement by the Issuer of a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Issuer under any Debtor Relief Laws or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Issuer or any substantial part of their respective property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors; or

(x)	an involuntary case or other proceeding having been commenced against the Issuer seeking liquidation, reorganization or other relief with respect to the Issuer under any Debtor Relief Laws or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Issuer, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of thirty (30) consecutive days.

(b)	In addition to the foregoing:

(i)	Automatic Acceleration. If a Bankruptcy Event of Default occurs, then the Principal of, and all accrued and unpaid interest on, this Note will immediately become due and payable without any further action or notice by any Person.

(ii)	Optional Acceleration. If an Event of Default (other than a Bankruptcy Event of Default) occurs and is continuing, then the Noteholder may, by notice to the Issuer, declare the Principal, and all accrued and unpaid Interest on, this Note to become due and payable immediately.

(iii)	Rescission of Acceleration. Notwithstanding anything to the contrary in this Note, the Noteholder, by notice to the Issuer, may rescind any acceleration of this Note and its consequences if such rescission would not conflict with any judgment or decree of a court of competent jurisdiction. No such rescission will affect any subsequent Default or impair any right consequent thereto.

8.	Adjustments.

(a)	If and whenever, at any time after the Issuance Date and prior to the Maturity Date, the Issuer shall: (i) subdivide or re-divide its outstanding Class A Ordinary Shares into a greater number of Class A Ordinary Shares; (ii) reduce, reverse-split, combine or consolidate the outstanding Class A Ordinary Shares into a smaller number of Class A Ordinary Shares; (iii) issue options, rights, warrants or similar Securities to the holders of all of the outstanding Class A Ordinary Shares; or (iv) issue Class A Ordinary Shares or other Securities convertible into Class A Ordinary Shares to the holders of all of the outstanding Class A Ordinary Shares by way of a dividend or distribution, the number of Class A Ordinary Shares issuable upon conversion of this Note on the date of the subdivision, re-division, reduction, reverse-split, combination or consolidation or on the record date for the issue of options, rights, warrants or similar Securities or on the record date for the issue of Class A Ordinary Shares or other Securities convertible into Class A Ordinary Shares by way of a dividend or distribution, as the case may be, shall be adjusted so that the Noteholder shall be entitled to receive the kind and number of Class A Ordinary Shares or other Securities of the Issuer which it would have owned or been entitled to receive after the happening of any of the events described in this Section 8(a) had this Note been converted immediately prior to the happening of such event or any record date with respect thereto. Any adjustments made pursuant to this Section 8(a) shall become effective immediately after the effective time of such event retroactive to the record date, if any, for such event.

(b)	If and whenever, at any time after the Issuance Date and prior to the Maturity Date, there is (i) a reclassification of the Class A Ordinary Shares or a capital reorganization of the Issuer (other than as described in Section 8(a)) or a consolidation, amalgamation, arrangement, binding share exchange, merger of the Issuer with or into any other Person or other entity or acquisition of the Issuer or other combination pursuant to which the Class A Ordinary Shares are converted into or acquired for cash, Securities or other property; or (ii) a sale or conveyance of the property and assets of the Issuer as an entirety, or substantially as an entirety, to any other Person (other than a direct or indirect Wholly-Owned Subsidiary of the Issuer) or other entity or a liquidation, dissolution or winding-up of the Issuer, the Noteholder, if it has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Class A Ordinary Shares then sought to be acquired by it, such amount of cash or the number of shares or other Securities or property of the Issuer or of the Person or other entity resulting from such merger, amalgamation, arrangement, acquisition, combination or consolidation, or to which such sale or conveyance may be made or which holders of Class A Ordinary Shares receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that the Noteholder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the Noteholder had been the registered holder of the number of Class A Ordinary Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of its conversion right at the Conversion Price.

(c)	The adjustments provided for in Sections 8(a) or (b) are cumulative and will be made successively whenever an event referred to therein occurs.

(d)	If at any time a question or dispute arises with respect to the adjustments provided for in Sections 8(a) or (b), such question or dispute will be conclusively determined by an independent firm of United States nationally recognized chartered professional accountants appointed by the Issuer and reasonably acceptable to the Noteholder, which shall not be the independent accountants of the Issuer or the Noteholder, unless otherwise mutually agreed in writing between the Issuer and the Noteholder (the “Accounting Referee”). The Accounting Referee shall have access to all necessary records of the Issuer and any such determination will be binding upon the Issuer and the Noteholder.

(e)	The Issuer shall, from time to time immediately after the occurrence of any event which requires an adjustment or re-adjustment as provided in Sections 8(a) or (b), deliver a certificate of the Issuer to the Noteholder specifying the nature of the event requiring the same and the amount of the necessary adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, and, if reasonably required by the Noteholder, such certificate and the amount of the adjustment specified therein shall be verified by the Accounting Referee.

9.	Voting Rights. The Noteholder shall have no voting rights as the holder of this Note or any other rights as a holder of Class A Ordinary Shares of the Issuer, except as required by Applicable Law.

10.	Amendments and Other Modifications. The prior written consent of the Issuer and the Noteholder shall be required for any change, modification, waiver or amendment to this Note. Any change, amendment, modification or waiver so approved shall be binding upon all existing and future holders of this Note.

11.	Transfer; Register.

(a)	The Issuer shall maintain a register (the “Register”) for the recordation of the name and address of the Noteholder and the principal amount of this Note (including as the Principal may be increased as the result of capitalization of Interest in accordance with Section 2(b) of this Note) and Interest (if any) accrued and unpaid thereon (the “Registered Note”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Issuer shall treat the Noteholder for all purposes (including the right to receive payments of Principal and Interest (if any) hereunder) as the owner hereof notwithstanding notice to the contrary, however, that upon its receipt of a written request to consummate a Permitted Transfer (as defined below), the Issuer shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to such Permitted Transferee pursuant to Section 12; provided, however, that the Issuer will not register any Transfer of this Note not made in accordance with Regulation S or pursuant to registration under the 1933 Act or an available exemption therefrom, and any such purported Transfer shall be null and void ab initio and unenforceable and the Issuer will not have any obligations to any such transferee. Notwithstanding the foregoing, in the event of any Transfer to one or more Affiliates of the Noteholder, upon the written request of the Issuer, the Noteholder will provide the name and contact information of such Person who is authorized to act on behalf of each such Affiliate in connection with this Note.

(b)	This Note may not be assigned, transferred, sold or otherwise disposed of (“Transfer”), or offered to be Transferred, by the Noteholder, except that the Noteholder may Transfer this Note, in whole or in part, to an Affiliate of the Noteholder at any time (such transferee, a “Permitted Transferee”, and such transfer, a “Permitted Transfer”); provided that (i) the Noteholder shall deliver to the Issuer written notice of such Transfer not less than five (5) Business Days prior to the proposed date of such Transfer, together with the full legal name, jurisdiction of formation and registered address of the proposed Permitted Transferee, and (ii) prior to and as a condition to the effectiveness of any such Transfer, the proposed Permitted Transferee shall execute and deliver to the Issuer a written deed of assumption or other document, in form and substance reasonably satisfactory to the Issuer, pursuant to which such Permitted Transferee irrevocably agrees to be bound by all of the terms, conditions and obligations of the Noteholder under this Note and the Lock-up Agreement as if it were the original Noteholder hereof and the Restricted Party thereof. Any purported Transfer that (A) is not a Permitted Transfer, or (B) is not conducted pursuant to the terms and conditions in this Note (including those in the immediate preceding sentence) will be null and void ab initio and unenforceable and the Issuer will not have any obligations to any such transferee.

(c)	Where the Noteholder is a special purpose vehicle, holding company or other entity (each, an “SPV Noteholder”) whose primary purpose is to hold this Note, any direct or indirect transfer, issuance, assignment, sale or other disposition of equity interests in such SPV Noteholder (or in any Person that directly or indirectly Controls such SPV Noteholder) that results in a Person or group of Persons (other than the existing direct or indirect Controlling Person or Persons of such SPV Noteholder as of the Issuance Date) acquiring, directly or indirectly, the power to Control such SPV Noteholder (a “Noteholder Change of Control”) shall be deemed to constitute a Transfer of this Note for all purposes of this Note and shall be subject to the following: (i) the SPV Noteholder shall deliver to the Issuer written notice of any proposed Noteholder Change of Control not less than five (5) Business Days prior to the proposed effective date thereof, together with reasonable details of the proposed transaction and the identity and beneficial ownership of the incoming Controlling Person or Persons; and (ii) any Noteholder Change of Control is permitted only if the incoming Controlling Person or Persons would, if it held this Note directly, qualify as a Permitted Transferee, and the SPV Noteholder shall, prior to and as a condition to the effectiveness of any such Noteholder Change of Control, procure that each incoming Controlling Person executes and delivers to the Issuer a written undertaking, in form and substance reasonably satisfactory to the Issuer, acknowledging that it is bound by the terms of this Note and the Lock-up Agreement (including, without limitation, the Transfer restrictions set forth in this Section 11) with respect to its interest in the SPV Noteholder.

(d)	Notwithstanding anything to the contrary contained herein, all reasonable, documented and out-of-pocket expenses and other fees (collectively, “Permitted Transfer Expenses”) reasonably incurred and payable by the Issuer in connection with the preparation, execution and delivery of any new Notes in respect of any Permitted Transfer shall be paid by the Noteholder and its Permitted Transferee reasonably promptly following receipt of a customary invoice delivered by the Issuer to the Noteholder in connection therewith. Except with respect to Permitted Transfer Expenses in connection any Permitted Transfer, in no event shall either party hereto be required to bear or pay any expenses, fees or Taxes incurred by the other party (including, in the case of the Noteholder, its transferee) arising out of any Transfer of this Note.

12.	Reissuance Of This Note.

(a)	Transfer. If this Note is to be Transferred in accordance with the terms hereof, the Noteholder shall surrender this Note to the Issuer, whereupon the Issuer will forthwith issue and deliver upon the order of the Noteholder a new Note (in accordance with Section 12(c)), registered as the Noteholder may request, representing the outstanding Principal being transferred by the Noteholder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 12(c)) representing the outstanding Principal not being transferred. The Noteholder and any Permitted Transferee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this Note following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b)	Lost, Stolen or Mutilated Note. Upon receipt by the Issuer of evidence reasonably satisfactory to the Issuer of the loss, theft, destruction or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Noteholder to the Issuer in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Issuer shall execute and deliver to the Noteholder a new Note (in accordance with Section 12(c)) representing the outstanding Principal.

(c)	Issuance of New Note. Whenever the Issuer is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 12(a) or Section 12(d), the Principal designated by the Noteholder which, when added to the principal represented by the new Note issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Note), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest (if any) pursuant to Section 2.

(d)	Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Noteholder at the principal office of the Issuer, for a new Note (in accordance with Section 12(c)) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Noteholder at the time of such surrender.

13.	Remedies, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents, at law or in equity (including a decree of specific performance or other injunctive relief). In addition, the exercise of any right, power or remedy of either party, at law or equity (including a decree of specific performance or other injunctive relief) or under this Note or any of the Transaction Documents shall not be deemed to be an election of such party’s rights, powers or remedies under such Transaction Documents or at law or equity. Each party acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the other party and that the remedy at law for any such breach may be inadequate. Each party therefore agrees that, in the event of any such breach or threatened breach, the other party shall be entitled, in addition to all other available remedies, to seek specific performance or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security.

14.	Construction.

(a)	Certain Rules Construction.

(i)	This Note shall be deemed to be jointly drafted by the Issuer and the Initial Noteholder (and acknowledged and accepted by any Permitted Transferee) and shall not be construed against any such Person as the drafter hereof.

(ii)	The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

(iii)	The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(iv)	Unless the context requires otherwise (1) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, amended and restated, supplemented or otherwise modified or extended, replaced or refinanced (subject to any restrictions or qualifications on such amendments, restatements, amendment and restatements, supplements or modifications or extensions, replacements or refinancings set forth herein), (2) references herein to any Applicable Law shall be deemed to refer to such Applicable Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder, (3) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (4) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Note as a whole (including the articles, sections or exhibits) and not to any particular provision of this Note, and Article, Section or Exhibit references are to the Article, Section or Exhibit to this Note unless otherwise specified, (5) the words “or”, “any”, “neither”, “nor” or “either” shall not be exclusive and (6) the words “asset” and “property”, when used herein, shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Securities, accounts and contract rights.

(b)	Certain Matters in Writing. For the avoidance of doubt, when any consent, approval, agreement, acceptance, satisfaction or similar rights of the Noteholder or the Issuer are required to be given in writing, or any matters are required to be disclosed to the Noteholder or the Issuer, as applicable, in writing, such writing may be evidenced by email.

(c)	Certain Calculations and Tests.

(i)	Any calculation of accrued and unpaid interest under this Note shall exclude period(s) during which Interest has ceased to accrue pursuant to any term of this Note.

(ii)	The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a balance sheet of the Issuer dated such date prepared in accordance with U.S. GAAP.

15.	Failure or Indulgence Not Waiver. No failure or delay on the part of the Noteholder or the Issuer in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

16.	Dispute Resolution.

(a)	Price Disputes.

(i)	Without otherwise limiting the terms set forth in Section 8, in the case of a dispute relating to a Conversion Price or the Optional Redemption Price or the Issuer Change of Control Redemption Price (as the case may be) (including a dispute relating to the determination of any of the foregoing) (a “Price Dispute”), the Issuer or the Noteholder (as the case may be) shall notify the other party in writing and delivered in accordance with Section 17(a) of such dispute (the “Dispute Notice”): (i) if by the Issuer, within five (5) Business Days after the occurrence of the circumstances giving rise to such dispute; or (ii) if by the Noteholder, within five (5) Business Days after the Noteholder learned of the circumstances giving rise to such dispute. If the Issuer and the Noteholder are unable to promptly resolve any such dispute set forth in the Dispute Notice at any time after the second (2nd) Business Day following receipt of the Dispute Notice by the receiving party, then such dispute will be conclusively determined by the Accounting Referee (which, for the avoidance of doubt, shall be appointed in accordance with Section 8(d)).

(ii)	The Noteholder and the Issuer shall each deliver to the Accounting Referee (i) a copy of the Dispute Notice so delivered in accordance with the first sentence of this Section 16(a) and (ii) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m., New York time, by the fifth (5th) Business Day immediately following the date on which the Issuer engages the Accounting Referee (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (i) and (ii) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Noteholder or the Issuer fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to the Accounting Referee with respect to such dispute and the Accounting Referee shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to the Accounting Referee prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Issuer and the Noteholder or otherwise requested by the Accounting Referee, neither the Issuer nor the Noteholder shall be entitled to deliver or submit any written documentation or other support to the Accounting Referee in connection with such dispute (other than the Required Dispute Documentation). Any and all communications between the Issuer, on the one hand, and the Noteholder, on the other hand, and the Accounting Referee shall be made in writing and a copy provided simultaneously to the Issuer and the Noteholder (as the case may be) and no meeting between the Accounting Referee and the Issuer or the Noteholder shall take place unless each of the Issuer and the Noteholder are in attendance.

(iii)	The Issuer and the Noteholder shall cause the Accounting Referee to determine the resolution of such dispute and notify the Issuer and the Noteholder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of the Accounting Referee shall be shared equally between the Issuer and the Noteholder, and the Accounting Referee’s resolution of such dispute shall be final and binding upon the Issuer and the Noteholder absent manifest error.

(b)	Other Disputes. Other than a Price Dispute, the Issuer and the Noteholder agree that any dispute relating to, arising out of, resulting from, directly or indirectly, or in connection with the interpretation of this Note, the performance of any party under this Note or otherwise relating to this Note will be decided by a binding and final confidential arbitration administered by Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC (the “HKIAC Rules”) in force at the time the arbitration is submitted. The seat of arbitration and the place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant shall nominate one (1) Arbitrator; the respondent shall nominate one (1) Arbitrator; and a third (3rd) Arbitrator will be nominated jointly by the first two (2) Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two (2) Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third (3rd) Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties from the day it is made. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

17.	Notices; Currency; Payments.

(a)	Notices. Any notices, consents, waivers, documents or other communications required or permitted to be given under the terms of this Note must be in writing and will be deemed to have been delivered or served: (i) upon receipt by the recipient, when delivered personally; (ii) upon receipt by the recipient, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The addresses and email addresses for such communications shall be:

If to the Issuer:

Cango Inc.

3131 McKinney Avenue

Dallas, Texas 75204, U.S.A.

with a copy to (which will constitute notice pursuant to Section 17):

Rm. 2605 Harbour Centre

25 Harbour Road

Wanchai, Hong Kong

E-mail: ir@cangoonline.com

with a copy to (which will not constitute notice):

Simpson Thacher & Bartlett

c/o 35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

Attention: Yi Gao

E-mail: ygao@stblaw.com

and

Simpson Thacher & Bartlett LLP

6208 China World Tower B

1 Jian Guo Men Wai Avenue

Beijing 100004

China

Attention: Yang Wang

E-mail: yang.wang@stblaw.com

If to the Initial Noteholder:

DL Holdings Group Limited

Unit 2902, Vertical Square,

28 Heung Yip Road,

Wong Chuk Hang, Hong Kong

Attn:         William Li

E-mail:      [Redacted]

or to such other address or email address or to the attention of such other Person as the recipient party has specified by written notice given to each other party hereto five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s email containing the time and date or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by email or receipt from an overnight courier service in accordance with clauses (A), (B) or (C) above, respectively.

(b)	Calculation of Time. When computing any time period in this Note, the following rules shall apply:

(i)	the day marking the commencement of the time period shall be excluded but the day of the deadline or expiry of the time period shall be included;

(ii)	for time periods measured in Business Days, any day that is not a Business Day shall be excluded in the calculation of the time period; and, if the day of the deadline or expiry of the time period falls on a day which is not a Business Day, the deadline or time period shall be extended to the next following Business Day;

(iii)	for time periods measured in Trading Days, any day that is not a Trading Day shall be excluded in the calculation of the time period; and, if the day of the deadline or expiry of the time period falls on a day which is not a Trading Day, the deadline or time period shall be extended to the next following Trading Day;

(iv)	if the end date of any deadline or time period in this Note refers to a specific calendar date and that date is not a Business Day, the deadline or time period shall be extended to the next Business Day following the specific calendar date; and

(v)	when used in this Note the term “month” shall mean a calendar month.

(c)	Currency. Unless otherwise specified or the context otherwise requires, all dollar amounts referred to in this Note are in U.S. Dollars.

(d)	Payments. Whenever any payment of cash is to be made by the Issuer to any Person pursuant to this Note, unless otherwise expressly set forth herein, such payment shall be made in U.S. Dollars by wire transfer of immediately available funds. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day.

18.	Cancellation. After all Principal, accrued and unpaid Interest (if any) and other amounts at any time owed on this Note have been paid, converted or redeemed in full, this Note shall automatically be deemed canceled, shall be surrendered to the Issuer for cancellation and shall not be reissued.

19.	Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by the laws of Hong Kong, without giving effect to any choice of law or conflict of law provision or rule (whether of Hong Kong or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than Hong Kong.

20.	Severability. If any provision of this Note is prohibited by Applicable Law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note so long as this Note as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

21.	Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by Applicable Law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such Applicable Law, any payments in excess of such maximum shall be credited against amounts owed by the Issuer to the Noteholder and thus refunded to the Issuer.

22.	Certain Definitions. For purposes of this Note, the terms defined in the Definitions Annex shall have the meanings ascribed to such terms therein.

23.	Confidentiality. The Noteholder agrees to keep and not disclose any confidential, proprietary, non-public information disclosed by or on behalf of the Issuer to the Noteholder pursuant to the terms of this Note (“Confidential Information”), except that the Noteholder may disclose the Confidential Information: (a) to its Subsidiaries and Affiliates and its and their respective directors, managers, members, partners, officers, employees, professional advisors, auditors, agents or other representatives (including, but not limited to, lawyers, financial advisors, accountants, consultants and other professionals) (collectively, the “Representatives”), in each case so long as such Representatives are bound by appropriate non-disclosure obligations or have agreed to maintain the confidentiality of such Confidential Information; (b) as is requested or required by any Governmental Authority or under any Applicable Law (including but not limited to pursuant to any securities laws and regulations or rules and policies of any applicable stock exchanges or in connection with any legal, judicial, arbitration or administrative proceedings of any Governmental Authority), provided, that the Noteholder or any of its Representatives, if permitted by such Applicable Law, shall provide the Issuer with written notice reasonably in advance of any such disclosure so that the Issuer may, at its sole cost and expense, seek a restrictive order or other appropriate remedy limiting the disclose of only that portion of the Confidential Information requested or required to be disclosed pursuant to Applicable Law (provided, further, that, notwithstanding the foregoing, the Noteholder or its Representatives may disclose Confidential Information, and no notice or other action shall be required, pursuant to requests for information in connection with routine supervisory examinations, audits or blanket document requests or other supervisory oversight by any bank examiner, banking or securities regulatory authority or self-regulatory organization as long as such requests are not targeted at the Issuer or the Confidential Information); (c) to any Permitted Transferee or other permitted prospective transferee in connection with any Transfer permitted pursuant to the terms of this Note or the Transaction Documents so long as such Permitted Transferee or other permitted prospective transferee agrees to be bound by confidentiality provisions no less restrictive than those set forth in this Section 23; or (d) as otherwise agreed with the Issuer. Notwithstanding anything to the contrary herein, each of the Issuer and the Noteholder agrees that each party hereof may issue one or more press releases or make such announcements and/or filings with the U.S. Securities and Exchange Commission, the Stock Exchange of Hong Kong Limited or the relevant stock exchange as may be considered as necessary by such party to disclose this Note and all material terms of the transactions contemplated hereunder; provided that, prior to any such public disclosure, such party shall provide the other party a reasonable opportunity to review and comment on (and consider such proposed comments in good faith) any proposed disclosure language. Notwithstanding the foregoing, the term “Confidential Information” shall not include any information that: (i) is known or becomes available to the public (other than as a result of a breach of the confidentiality and non-use provisions herein by the Noteholder); (ii) is or has been independently developed or conceived by the Noteholder or any of its Representatives without use of any such Confidential Information; or (iii) is or has been made available to, known by or disclosed to the Noteholder or any of its Representatives by a third party without an obligation of confidentiality to the Issuer. Unless earlier terminated by the mutual written agreement of the Issuer and the Noteholder, this Section 23 shall expire on the second (2nd) anniversary of the Reference Date. The Initial Noteholder acknowledges that it is aware that applicable securities laws may prohibit any Person who has received material, nonpublic information (including with respect to matters that may be the subject of this Note) by or on behalf of the Issuer from purchasing or selling securities of the Issuer or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities. The obligations of the Noteholder and the Initial Noteholder under this Section 23 shall be in addition to, and not in lieu of, any of their confidentiality obligations under any other Transaction Document.

[signature page follows]

IN WITNESS WHEREOF the parties have caused this Note to be duly executed as of the Issuance Date set forth above.

CANGO INC.

By:	/s/ Paul Yu
Name:	Paul Yu
Title:	Director and Chief Executive Officer

[Signature Page – Convertible Note]

Acknowledged and Agreed

as of the first date written above:

DL HOLDINGS GROUP LIMITED

By:	/s/ Lang, Joseph Shie Jay
Name:	Lang, Joseph Shie Jay
Title:	Director

[Signature Page – Convertible Note]

EXHIBIT I

NOTEHOLDER CONVERSION NOTICE

Reference is made to the Convertible Note (the “Note”) issued to the undersigned by Cango Inc., a Cayman Islands exempted corporation (the “Issuer”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Optional Conversion Amount (as defined in the Note) of the Note indicated below into Class A Ordinary Shares, with par value of US$0.0001 per share (the “Class A Ordinary Shares”), of the Issuer, as of the date specified below. Capitalized terms not defined herein shall have the meaning as set forth in the Note.

Date of Conversion:

Aggregate Principal to be converted:

Aggregate accrued and unpaid Interest (if any) with respect to such portion of the aggregate Principal to be converted:

OPTIONAL CONVERSION AMOUNT TO BE CONVERTED:

Please confirm the following information:

Conversion Price:

Number of Class A Ordinary Shares to be issued:

☐ Check here if the Noteholder not a U.S. person (as defined in Regulation S) and is not acting for the account or benefit of a U.S. Person.

Please issue the Class A Ordinary Shares into which the Note is being converted (in the form of uncertificated shares represented by an electronic position) to Noteholder as follows:

Issue to:	Name of registered holder:

Mailing Address:

Email Address:

Phone Number:

☐ Check here if requesting the shares be certificated (if permitted by law) and the delivery of a paper certificate to the following mailing address:

Issue a certificate in paper form and deliver the certificate to:

☐ Check here if requesting delivery by Deposit/Withdrawal in book entry form (subject to the availability of Issuer’s transfer agent):

Account Number:

Date: _____________ __,

Name of Registered Noteholder

By:
Name:
Title:

Tax ID:

E-mail Address:
Phone Number:

EXHIBIT II

CANGO INC. REDEMPTION NOTICE

Reference is made to the Convertible Note (the “Note”) issued to the undersigned by Cango Inc., a Cayman Islands exempted company (the “Issuer”). In accordance with and pursuant to the Note, the undersigned hereby issues this redemption notice in connection with an Optional Redemption in exchange for (as indicated below) cash as of the date specified below. Capitalized terms not defined herein shall have the meaning as set forth in the Note.

The Issuer hereby certifies that the Optional Redemption Condition has been satisfied, as the last reported sale price of the Class A Ordinary Shares has exceeded [●]% of the then-effective Conversion Price of US$[●] for at least [●] Trading Days during the [●] consecutive Trading Day period ending on [date].

Date of Redemption:

Optional Redemption Amount:

Aggregate accrued and unpaid Interest with respect to such Optional Redemption Amount:

Optional Redemption Price:

II-1

Please confirm the following information:

Pay to:	Name of registered holder:
Mailing Address:
Email Address:
Phone Number:
ABA Routing Number:
Account Number:
Attention:

Tax ID:

E-mail Address:
Phone Number:

II-2

ANNEX A

CERTAIN DEFINED TERMS

Defined Terms. As used in this Note, the following terms have the meanings specified below:

“1933 Act” means the U.S. Securities Act of 1933.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with, that Person.

“Applicable Law” means all applicable national and international laws, treaties, statutes, decrees, edicts, codes, orders, judgments, rules, ordinances, decisions and regulations of any local, municipal, territorial, provincial, federal, national or any other duly constituted Governmental Authority.

“Bankruptcy Code” means Title 11 of the United States Code (11 USC § 101 et seq.).

“Bankruptcy Event of Default” is an Event of Default under Sections 7(a)(ix) or 7(a)(x).

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the Hong Kong, New York, or the Cayman Islands are authorized or required by Applicable Law to be closed for business.

“Capital Stock” means any and all shares, securities, interests, participations, preferred equity certificates, convertible preferred equity certificates or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing, but excluding for the avoidance of doubt any Indebtedness convertible into or exchangeable for any of the foregoing.

“Class A Ordinary Shares” means (i) the Issuer’s Class A ordinary shares, with par value of US$0.0001 per share, and (ii) any share capital into which such ordinary shares shall have been changed or any share capital resulting from a reclassification of such ordinary shares.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power of more than fifty percent (50%) of the total voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Conversion Price” means US$1.62 per Class A Ordinary Share, subject to any adjustments as provided herein, provided that if an adjustment in Conversion Price made hereunder would reduce the Conversion Price to an amount below the par value of one Class A Ordinary Share, then such adjustment in Conversion Price made hereunder shall reduce the Conversion Price to the par value of one Class A Ordinary Share.

“Debtor Relief Laws” means the Bankruptcy Code and all other Applicable Laws relating to the liquidation, winding-up, conservatorship, bankruptcy, general assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, plan of arrangement, proposal or similar debtor relief laws, rules and regulations of any other applicable jurisdictions, whether directly or indirectly relating to the Issuer or any of its Subsidiaries, from time to time in effect and affecting the rights of creditors generally.

“Default” means any event that is (or, after notice, passage of time or both, would be) an Event of Default.

“Derivative Transaction” means (a) any interest-rate transaction, including any interest-rate swap, basis swap, forward rate agreement, interest rate option (including a cap, collar or floor), and any other instrument linked to interest rates that gives rise to similar credit risks (including when-issued securities and forward deposits accepted), (b) any exchange-rate transaction, including any cross-currency interest-rate swap, any forward foreign-exchange contract, any currency option, and any other instrument linked to exchange rates that gives rise to similar credit risks, (c) any equity derivative transaction, including any equity-linked swap, any equity-linked option, any forward equity-linked contract, and any other instrument linked to equities that gives rise to similar credit risk and (d) any commodity (including precious metal) derivative transaction, including any commodity-linked swap, any commodity-linked option, any forward commodity-linked contract, and any other instrument linked to commodities that gives rise to similar credit risks; provided, that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees, members of management, managers or consultants of the Issuer or its Subsidiaries shall be a Derivative Transaction.

“Eligible Market” means the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Select Market, the Nasdaq Global Market or the Principal Market.

“Issuer Change of Control” means (i) any Person or group (other than Enduring Wealth Capital Limited and its Affiliates) becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the total voting power of the Issuer, or (ii) the Issuer consummates any merger, consolidation or other business combination transaction, as a result of which the holders of voting securities of the Issuer immediately prior to such transaction do not hold a majority of the voting power of the surviving or acquiring entity immediately after such transaction.

“Issuer Change of Control Redemption Price” means the sum of (i) the portion of the Principal elected by the Noteholder to be redeemed and (ii) the accrued but unpaid Interest with respect to such portion of the Principal, if any, up to, but excluding the Redemption Date.

“U.S. Dollars” or “$” refers to lawful U.S. Dollars.

“Governmental Authority” means any national, federal, state, provincial or local authority, court, government or self-regulatory organization (including any stock exchange), commission, tribunal or organization, or any regulatory agency, or any political or other subdivision, department or branch of any of the foregoing.

“Indebtedness” as applied to any Person means, without duplication,

(i)	all obligations of such Person for borrowed money;

(ii)	any obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(iii)	the face amount of obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities (or, without duplication, reimbursement agreements in respect thereof);

(iv)	all net obligations in respect of Derivative Transactions that will be payable upon termination thereof;

(v)	the deferred purchase price of property or services that in accordance with U.S. GAAP would be included as a liability on the balance sheet of such Person (excluding (i) any earn-out obligation or purchase price adjustment until such obligation (A) becomes a liability on the statement of financial position or balance sheet (excluding the footnotes thereto) in accordance with U.S. GAAP and (B) has not been paid within thirty (30) days after becoming due and payable, (ii) any such obligations incurred under Applicable Laws relating to employment, and (iii) liabilities associated with customer prepayments and deposits) which purchase price is (A) due more than six months from the date of incurrence of the obligation in respect thereof or (B) evidenced by a note or similar written instrument;

(vi)	any guarantee of any of the foregoing; and

(vii)	all Indebtedness of any other Person secured by any Lien on any property owned by such Person whether or not such Indebtedness has been assumed by such Person;

provided, that (A) Indebtedness shall not include (1) trade payables and other ordinary course payables and accrued expenses arising in the ordinary course of business, (2) deferred or prepaid revenue, (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller, (4) any amounts payable by and between the Issuer or any of its Subsidiaries, (5) any Indebtedness defeased by such Person or by any Subsidiary of such Person and (6) contingent obligations incurred in the ordinary course of business; (B) the amount of Indebtedness of any Person for purposes of clause (vii) above shall be deemed to be equal to the lesser of (1) the aggregate unpaid principal amount of such Indebtedness and (2) the fair market value of the property encumbered thereby as determined by such Person in good faith.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any capital lease having substantially the same economic effect as any of the foregoing), in each case, in the nature of security; provided that in no event shall an operating lease in and of itself be deemed to constitute a Lien.

“Lock-up Agreement” means the Lock-up Agreement dated as of April 1, 2026 between the Issuer and the Initial Noteholder, as amended from time to time.

“NYSE” means the New York Stock Exchange.

“Optional Redemption Price” means the sum of (i) the portion of the Principal elected by the Issuer to be redeemed and (ii) the accrued but unpaid Interest with respect to such portion of the Principal, if any, up to, but excluding the Redemption Date.

“Organizational Documents” means (a) with respect to any corporation, its certificate or articles of incorporation, amalgamation or organization, memorandum and articles of association and its by-laws, (b) with respect to any limited partnership, its certificate or declaration of limited partnership and its partnership agreement, (c) with respect to any general partnership, its partnership agreement, (d) with respect to any limited liability company, its articles of organization or certificate of formation, and its operating agreement, and (e) with respect to any other form of entity, such other organizational documents required by local Applicable Law or customary under such jurisdiction to document the formation and governance principles of such type of entity. In the event that any term or condition of this Note requires any Organizational Document to be certified by a secretary of state or similar Governmental Authority, the reference to any such “Organizational Document” shall only be to a document of a type customarily certified by such Governmental Authority.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or any other entity.

“Principal Market” means NYSE or any other market on which the Issuer’s Class A Ordinary Shares are listed (and, in the case of simultaneous listings on multiple markets, the majority of the Issuer’s Class A Ordinary Shares trade) at the applicable time.

“Redemption Date” means any date on which this Note is redeemed, as applicable, pursuant to an Optional Redemption or the Issuer Change of Control Redemption (as the case may be) by the Issuer.

“Reference Date” means the earlier of (i) the date on which this Note has been fully converted, redeemed or paid off in accordance with the terms hereof and (ii) the Maturity Date.

“Securities” means any stock, shares, units, partnership interests, voting trust certificates, options, warrants, bonds, debentures, notes, or other evidences of Indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing; provided that the term “Securities” shall not include any earn-out agreement or obligation or any employee bonus or other incentive compensation plan or agreement.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or Controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of such Person or a combination thereof, in each case to the extent the relevant entity’s financial results are required to be included in such Person’s consolidated financial statements under U.S. GAAP; provided that in determining the percentage of ownership interests of any Person Controlled by another Person, no ownership interests in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding. Unless otherwise specified, “subsidiary” shall mean any subsidiary of the Issuer.

“Taxes” means all present and future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Trading Day” means, as applicable, (i) with respect to all price or trading volume determinations relating to the Class A Ordinary Shares, any day on which the Class A Ordinary Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Class A Ordinary Shares, then on the principal securities exchange or securities market on which the Class A Ordinary Shares are then traded, provided that “Trading Day” shall not include any day on which the Class A Ordinary Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Class A Ordinary Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Noteholder or (ii) with respect to all determinations other than price determinations relating to the Class A Ordinary Shares, any day on which the Principal Market (or any successor thereto) is open for trading of securities.

“Transaction Documents” shall have the meaning ascribed to it in the Securities Purchase Agreement.

“U.S.” means the United States of America.

“U.S. GAAP” means the United States Generally Accepted Accounting Principles.

“Wholly-Owned Subsidiary” of any Person means a subsidiary of such Person, 100% of the Capital Stock of which (other than directors’ qualifying shares or shares required by Applicable Law to be owned by a resident of the relevant jurisdiction) shall be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.